[redacted]

SECURITI[barcode] ISSION

06007957

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 2 2006
WASH. D.C. 185 SEC

SEC FILE NUMBER
8-45056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Banorte Securities International, Ltd.
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 36th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin Garcia — **212-484-5231**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

mk 6/14

BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

AFFIRMATION

I, Edwin Garcia, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Banorte Securities International, Ltd. (the "Company"), for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Edwin Garcia 2/23/06

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me on this 23 day of February 2006

Notary Public

STEVEN RAMOS
Notary Public, State of New York
No. 01RA6123396
Qualified in Bronx County
Commission Expires March 07, 20 09

BANORTE SECURITIES INTERNATIONAL, LTD.
(An Indirect Wholly Owned Subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)
(S.E.C. I.D. No. 8-45056)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 and Regulation 1.10(g)
Under the Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholder of
Banorte Securities International, Ltd.:

We have audited the accompanying statement of financial condition of Banorte Securities International, Ltd., an indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. (the "Company"), as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Banorte Securities International, Ltd. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedule on page 6 is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by the regulations under the Commodity Exchange Act. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

Deloitte & Touche LLP

February 23, 2006

BANORTE SECURITIES INTERNATIONAL, LTD.
(An Indirect Wholly Owned Subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS	
CASH AND CASH EQUIVALENTS	$ 163,708
SECURITIES OWNED at market value ($6,143,248 held at clearing broker)	6,267,153
DUE FROM CLEARING BROKER	237,353
ACCOUNTS RECEIVABLE	466,715
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS, Net of accumulated depreciation and amortization of $645,830	952,537
PREPAID EXPENSES	97,447
TOTAL	$ 8,184,913
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued compensation	$ 189,115
Accounts payable and accrued expenses	328,836
Income tax payable	347,917
Deferred tax liability	185,559
Total liabilities	1,051,427
STOCKHOLDER'S EQUITY	
Common stock, no par value—200 shares authorized, 50 shares issued and outstanding	500
Additional paid-in capital	5,675,474
Accumulated surplus	1,457,512
Total stockholder's equity	7,133,486
TOTAL	$ 8,184,913

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Banorte Securities International, Ltd. (the "Company"), an indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over-the-counter markets. The Company is an introducing broker-dealer.

All domestic securities transactions are cleared through clearing brokers on a fully disclosed basis, and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. Due from clearing brokers consists primarily of cash balances held at the clearing brokers.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Furniture, equipment, software, and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value or at management's estimated fair value.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

At December 31, 2005, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

2. SECURITIES OWNED

At December 31, 2005, securities owned consists of \$3,061,360 of corporate bonds, \$1,365,174 of money market funds, \$244,587 of mutual funds, \$788,408 of common stocks, \$683,719 of commercial paper, and a certificate of deposit for \$123,905. The certificate of deposit is used as collateral for a letter of credit in support of the lease agreement.

Securities which are held at a clearing broker can be sold or rehypothecated by the holder. At December 31, 2005, \$6,143,248 of the Company's securities are deposited with a clearing broker and are available for hypothecation.

3. RELATED-PARTY TRANSACTIONS

The Company entered into an agreement with certain affiliates, under common ownership with the Company, for the use of certain technical, administrative, marketing, and distributive services and also a proprietary trading system. The Company pays fees for use of services provided by affiliates which is dependent on the use and access to the services and the revenues generated by private banking. At December 31, 2005, the Company has a payable to Casa de Bolsa Banorte, S.A. de C.V. of $229,492 related to these service fees.

At December 31, 2005, the Company has receivables from Banorte Asset Management, Inc. and Banorte Trust Company of $65,523 and $15,910, respectively, related to distribution and allocation fees.

As of December 31, 2005, the Company also has a peso account of $15,754 at Casa de Bolsa Banorte, S.A. de C.V.

4. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software and leasehold improvements as of December 31, 2005 are as follows:

Equipment	$ 333,539
Furniture and fixture	262,226
Leasehold improvements	504,979
Software cost	497,623
	1,598,367
Less accumulated depreciation	(645,830)
	$ 952,537

5. INCOME TAXES

At December 31, 2005, the Company had a deferred tax liability of $185,558 which is attributable to timing differences with regard to depreciation of fixed assets.

The Company is subject to regular examinations by tax authorities. The Company regularly assesses the likelihood of additional assessments resulting from these examinations. Tax reserves have been established, which the Company believes to be adequate in relation to the potential for additional assessments. Once established, reserves are adjusted as information becomes available or when an event requiring a change to the reserves occurs. The resolution of these tax matters are not expected to have a material impact on the Company's financial position.

6. COMMITMENTS AND CONTINGENCIES

The Company leases a space under a lease agreement. Future minimum lease payments at December 31, 2005, are as follows:

Years Ending December 31	
2006	$ 444,000
2007	444,000
2008	454,505
2009	469,212
2010 and more	1,645,662
	$3,457,379

In the normal course of business, the Company's clearing broker is exposed to a risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

7. OFF-BALANCE SHEET RISK

A substantial portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold but not yet purchased, resulting from certain unmatched principal transactions, represent obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold but not yet purchased may exceed the amount recognized in the statement of financial condition. At December 31, 2005, the Company did not have any financial instruments sold but not yet purchased.

8. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the basic method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had a net capital of $4,999,241 which was $4,899,241 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.21 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

All customer transactions are cleared on a fully-disclosed basis through a clearing broker.

Banorte Securirties International, Ltd.

(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURUSANT TO RULE 15c-3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005

TOTAL OWNERSHIP EQUITY PER STATEMENT OF FINANCIAL CONDITION	$ 7,133,486
NONALLOWABLE ASSETS AND OTHER CHANGES:	
Petty cash	75
Securities owned	123,904
Furniture, equipment and leasehold improvements	952,537
Accounts receivable	466,715
Other assets	97,447
Total nonallowable	1,640,678
HAIRCUTS	493,566
Net capital	$ 4,999,242
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 70,095
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 100,000
NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$ 4,899,242
COMPUTATION OF AGGREGATE INDEBTEDNESS	
TOTAL AGGREGATE INDEBTEDNESS	$ 1,051,427
PERCENTAGE OF AGGREGATE INDEBTEDNESS OF NET CAPITAL	21%

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Fcnx X-170-15 Part Focus Filing as of December 31, 2005 are presented above.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2006

Banorte Securities International, Ltd.
540 Madison Avenue
New York, NY 10022

In planning and performing our audit of the financial statements of Banorte Securities International, Ltd., an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 23, 2006), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commissions (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the director, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP